EXHIBIT 99.1

March 7, 2013

To:	Board of Directors of Smithfield Foods, Inc.
From:	Continental Grain Company

Continental Grain has been a large shareholder of Smithfield Foods (“Smithfield” or “SFD”) for nearly seven years. During that time, we have patiently urged the Smithfield Board and its top management to focus on the creation of shareholder value and the implementation of customary corporate governance standards, with the goal of building a world-class company for the benefit of all stakeholders. Good progress has been made in some areas, but, to the dismay of many, very little benefit has flowed to the shareholders.

Since the current management took over on August 31st, 2006 and through March 1, 2013, Smithfield stock has declined by 26 percent while, including dividends, Tyson stock returned +70 percent and Hormel returned +131 percent -- a shocking divergence in shareholder return among industry competitors. During this time, Smithfield has paid no cash dividends, while Tyson has cumulatively paid $429 million and Hormel has paid $728 million.

Despite the poor performance of Smithfield stock (last year alone it was down 11 percent while the S&P was up 16 percent), management has been extremely well compensated. The CEO has received $37 million in total compensation over the past two years.

While we have reduced our position, we continue to hold an important stake and are prepared to maintain a significant holding if we see the Board and management taking the necessary steps to unlock the value we believe exists in this company. Smithfield has extraordinary assets and had a long track record under the previous management team of being one of the highest performing companies in the industry. It needs to regain that level of performance.  In order to do so, the board should consider the actions outlined below. In reviewing these, please note the following:

1.
We believe it is essential that the Board of Directors of Smithfield engage an independent investment banking firm that can assist the Board in evaluating and implementing the various alternatives we are proposing in this memo.

2.
We recognize that management and the Board have access to greater information than we and other shareholders possess. However, we are confident that, after giving these alternatives serious consideration, with the advice of independent professionals, you will have advanced the interests of all shareholders.

3.	We hope and expect that this analysis and independent review will have full transparency with the company’s shareholders.

•	Analyze splitting the company into three completely independent companies.

o	We believe the company operates in three distinct and different businesses:

▪	1) Hog production;
▪	2) Fresh pork and packaged meats; and
▪	3) International (Europe)

o	Splitting the company into three pieces with dedicated high quality management teams running each segment separately would unlock significant value.

▪
Hog production: While vertical integration, traceability, and quality control are valuable, there are many ways to achieve this through supply agreements, as other companies have done (e.g. Hormel, JBS, Tyson, etc.). The hog production segment has produced net negative returns in 3 out of the past 5 fiscal years and uses very significant amounts of the company's capital. It is a major drag on Smithfield’s stock price and multiple.  CEO Larry Pope acknowledged this in the most recent earnings call when he said:

"If you value this segment (pork processing including packaged meats) like our competitors, I think you will see this business alone is essentially worth more than the whole market capitalization of Smithfield Foods. That means our live production and international business all combined are worth very little." We believe there IS value in hog production and international, but not as a part of Smithfield’s current configuration.

The inclusion of several of the processing plants that have a significant amount of export business in this segment should also be considered. This might have the benefit of creating an investment vehicle that would be of particular interest to Asian investors. Meanwhile, supply agreements from those plants can support continued supply to the fresh pork and packaged meats segment.

▪
International: There has been well over $1 billion invested in the European businesses (Campofrio, Romania, and Poland) with very little, if any, return until recently. Returns on invested capital remain disappointing. There is no real relationship between these businesses and the US operations of Smithfield. Nor is any real benefit being obtained from trying to get these businesses to work together. A strategic review, again working with professional independent investment banking or consulting firm, should be undertaken to explore how to realize value. Alternatives might include the sale of one or more of these businesses, their merger into one company led by world class European agribusiness and branded marketing management, and/or a spin-off. Campofrio is already a public company and a “pure play” in branded processed meats. Smithfield’s ownership of "new Campofrio" might be spun off to its shareholders, along with new leadership that has the consumer packaged goods experience to maximize the value of this asset.

▪
US processing and packaged meats businesses: This can be a uniquely valuable piece of Smithfield.  Packaged meats now represent 38% of Smithfield’s sales. When fresh processed pork is included, the total exceeds 70% of sales.  If run by experienced packaged food and consumer product executives, it can be a very exciting company with good growth potential and a very attractive earnings multiple. Companies such as Hormel and Hillshire Brands are real-time examples of that valuation potential.  If Larry Pope is correct, and we believe he is, this segment alone should be worth more than the entire market cap of Smithfield, and even assuming modest values for the production and International pieces, the total should be worth significantly more than the current value of the company.

▪
China strategy: Smithfield has talked a lot about this key market, where 50 percent of the world's pork is produced and consumed, but very little has been accomplished to date.  We believe that there are unique opportunities for Smithfield in China, including agreements for long term supply of US pork; marketing the Smithfield brands in China (something that Hormel has done very successfully); and selective investments in China’s growing modern pork industry, in partnership with first class Chinese companies. Smithfield must have a clear strategy to take part in the growing demand for high quality, safe and nutritious foods in this key market.

•	Share repurchase/Dividends

o
Smithfield's balance sheet is as strong as it has been in many years and should provide an opportunity to return capital to shareholders in a thoughtful manner. We applaud the repurchase program the company has continued to execute, and believe that follow-on programs should be authorized. It should be continued as long as the balance sheet is not overly leveraged and the stock continues to trade at such low multiples of earnings. This is one of the most effective ways that management can increase shareholder value, essentially allowing long-term shareholders to own an increasingly greater percentage of the company at attractive multiples.

o
In addition, a  regular cash dividend should be initiated which would support management's assertion that, because of their focus on pork processing and packaged meats, the business has much greater earnings visibility than it did when it was more dependent on hog production. There should be a regular dividend along the lines of what competitors like Hormel or Tyson pay, which would encourage a more stable shareholder base, while returning capital to shareholders.

•	Board of Directors

o
We believe that the addition of several directors with strong backgrounds in agribusiness management, branded consumer packaged goods, value creation, and broad business skills would help the company refocus itself and be an integral part in unlocking the value that lies in Smithfield. Smithfield competes in what is becoming a global industry, its brands are national, yet the board composition reflects the regional focus of yesterday.

•	Management

o
As mentioned above, we applaud many of the positive steps management has taken in recent years. But they have been unable to unlock the real value of this company for the benefit of its owners. The analysis and execution of a new strategy (focused on splitting into three businesses) will require very different skills and abilities. To succeed, we believe it will require the addition of managers with extensive experience in these three areas to bring Smithfield back to the performance level it is capable of.

o	Compensation should be tied to shareholder value creation. There is clearly a disconnect in the current compensation plans.

•	Conclusion

o
It's time for Smithfield to get serious about creating shareholder value. This is an exciting time in the world of food and agribusiness. There are many very positive trends and opportunities in the fields in which Smithfield operates. The three pieces of “New Smithfield” can achieve excellence and high returns in each of their focused market segments.

o
Six years is sufficient time for a management team to provide real results to its shareholders. We haven't seen those results and believe a new strategy with some new individuals is warranted to bring the company back to the high returns that Smithfield has produced in the past and is capable of producing going forward.  Smithfield’s valuation should reflect its full potential. We welcome the opportunity to meet with Smithfield’s Board and management to discuss in more detail the ideas that we have presented.